UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39164

INDONESIA ENERGY CORPORATION LIMITED

(Translation of registrant’s name into English)

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780 Indonesia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Form 6-K as Exhibit 99.1 is a copy of the press release of Indonesia Energy Corporation Limited (the “Company”), dated December 13, 2022, titled “Indonesia Energy Announces Production Updates on Kruh Wells 27 and 28, the Two Back-to-Back Discovery Wells Drilled in 2022.”

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Company’s shelf registration statement on Form F-3 (File No. 333-252520), declared effective by the U.S. Securities and Exchange Commission on February 16, 2021 (“Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of the Company, dated December 13, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indonesia Energy Corporation Limited

Dated: December 13, 2022	By:	/s/ Dr. Wirawan Jusuf
	Name:	Dr. Wirawan Jusuf
	Title:	Chairman & Chief Executive Officer